May 7, 2007

Mail Stop 4561

Mark R. McCollom
Chief Financial Officer and Executive Vice President
Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102
By U.S. Mail and facsimile to (610) 320-8449

Re: Sovereign Bancorp, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
File No. 001-16581

Dear Mr. McCollom:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Audited Financial Statements

Note 6- Investment Securities, page 71

1. We note you realized a pre-tax loss on the sale of investment securities of $43.0 million during the fourth quarter of 2006 as a result of the restructuring your investment securities portfolio. We also note you considered the unrealized losses on your debt securities to be temporary in nature at September 30, 2006. Please tell us the following:

- the nature of the investment securities sold;
- the length of time these securities were held in your portfolio;
- when you made the decision to sell these securities; and
- whether the securities were in an unrealized loss position at September 30, 2006. If so, why you believe you had the intent and ability to hold these securities for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) their cost at that date.

Note 7 – Loans, page 75

2. We note your 2006 charge-offs included $382.5 million related to a lower of cost or market valuation adjustment upon reclassification of certain home equity loans from held-for-investment to held-for-sale in the fourth quarter. We also note your 2006 provision for loan loss included $296.0 million related to additional provision for credit losses due to the determination that this reduction in fair value was associated with credit factors and not interest rates. Please tell us the following:
   - whether the reclassified loans were acquired as part of your acquisition of Independence or held prior to the acquisition;
   - if the loans were acquired as part of your acquisition of Independence, how you considered the guidance of SOP 03-3;
   - the length of time these loans have been held in your portfolio;
   - the specific factors considered in determining which home equity loans to reclassify to held-for-sale versus retain in your portfolio;
   - a detailed explanation of the specific changes in credit quality factors that occurred in the fourth quarter of 2006 as compared to prior quarters and / or periods;
   - how you determined it was appropriate to record the large provision in the fourth quarter of 2006 versus prior quarters and / or periods; and
   - how you determined whether the remaining portion of your home equity loan portfolio held-for-investment experienced the same credit quality deterioration that those reclassified to held-for-sale experienced.

3. We note your allowance for loan losses increased approximately $97.8 million and $28.8 million during 2006 and 2005, respectively due to the addition of loans acquired through acquisitions. Please tell us the composition of the loan portfolios acquired and how you applied the guidance of SOP 03-3. In preparing your response, at a minimum consider and address the following:
   - the amount and nature of any non-accrual loans and accruing loans past due 90 days or more that were acquired from acquisitions;
   - the amounts of loans, by category, that you deemed within the scope of the SOP;
   - how you determined which loans were within the scope of the SOP; and
   - the measure, including quantification of dollar or percentage thresholds, you used to evaluate the significance of differences between the expected and contractual cash flows.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Reviewing Accountant